UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2020 Q1 Trading Update (Unaudited)
24th April 2020	Pearson, the world's learning company, is today providing an update on Q1 trading.
Trading in line with revised expectations, decline versus prior year driven by COVID-19
As we announced in March, there are three major trends that are impacting trading as a result of the COVID-19 pandemic:
●  Firstly, we are seeing disruption in our businesses which rely on physical locations such as our Global Assessment and International divisions where the closure of testing centres has impacted Professional Certification and the Pearson Test of English.
●  Secondly, school closures have impacted our Clinical Assessment and International courseware businesses, as well as North American Courseware to a lesser extent to date.
●  Thirdly, we have seen a significant uplift in the use of our digital products and services, and rapidly growing interest in our Global Online Learning business. During the pandemic we have made many of our online resources available for free to support learners. In time, we expect this growing interest to accelerate our digital growth.

Highlights for the first quarter
●  Trading is in line with revised expectations, revenue declined by 5% versus prior year driven by COVID-19.
●  Global Assessment revenue declined 3% due to the closure of testing centres in our Professional Certification business, and a decline in Clinical Assessment attributable to school closures.
●  International revenue declined 10% due to test centre and school closures across many of our International markets and also the phasing of courseware sales in the UK.
●  North American Courseware revenue declined 10% due to the expected continuation of trends seen in US Higher Education in 2019, exacerbated by the closure of campus-based bookstores and a weaker performance in courseware in Canada as a result of school closures.
●  Global Online Learning revenue grew 6% with a strong performance in Virtual Schools driven by good enrolment growth and planned new school openings as well as growth in Online Program Management.

COVID-19 update
●  In March we provided a financial trading update on the potential impact of the pandemic on our global businesses. First quarter results are consistent with this.
●  If social distancing extends significantly, the effect on our North American and International courseware businesses may be more pronounced as campuses and schools remain closed for longer.
●  We have identified actions to reduce discretionary spend to partially mitigate the potential impact, while ensuring that Pearson is still well placed to benefit as the macroeconomic landscape recovers.
●  We have chosen not to furlough staff and are instead re-deploying people as much as we possibly can around the business to support the areas of greatest need and opportunity.
●  The Chief Executive and Chief Financial Officer are taking a temporary voluntary reduction in their remuneration of 25% and 20% respectively, and the Chair and Non-Executive Directors are also taking a voluntary reduction in fees of 50% and 25% respectively. This will be donated to charities engaged in COVID-19 related activities.
●  Pearson has continued to make an array of digital learning tools, services and resources available to students, educators and parents affected by school, college and university closures.
●  Today we announce the upcoming launch of 'UK Learns' - an online portal which contains free, digital, skills-based courses to help re-skill and broaden employability prospects for employees who have been impacted by COVID-19.

Further strategic progress
●  We are continuing to invest in the Pearson Learning Platform and our product road map for 2020 is on track.
●  We are accelerating the shift to digital in US Higher Education through our move to access models.
●  We are investing in Global Online Learning to reflect the growing demand for online education.
●  Our recently completed simplification programme has enabled us to identify a further c.£50m of structural cost savings to be realised in 2021 through further corporate cost efficiencies.

Strong financial position
Pearson has significant financial headroom with immediately available liquidity of c.£0.8bn at the end of March through committed facilities and cash balances and we received $675m (£530m) after quarter end as we completed the sale of our remaining stake in Penguin Random House. In addition, we have recently secured new lines of credit to enhance our existing Revolving Credit Facility. At 31st March 2020, net debt was c.£1.4bn, increased from c.£1.2bn at the same point in 2019 primarily due to higher opening net debt at the beginning of the year and the impact of the recently paused share buyback.

The Board proposed a final dividend for 2019 of 13.5p (2018: 13p), an increase of 4%, which results in an overall dividend of 19.5p (2018: 18.5p) subject to shareholder approval at today's AGM. This will be payable on the 7th May 2020.

John Fallon, Chief Executive said:
"We are in a strong financial position with a healthy balance sheet, low net debt and good liquidity. This enables us to deploy all our people and resources to support our communities as the world's learning moves online at an unprecedented speed and scale. I'd like to thank my colleagues, and our customers and partners, for the speed and spirit with which we're working together to achieve this goal. In that spirit, we will launch next month UK Learns, a richly curated portfolio of employment enhancing short courses personalised to meet the needs of the furloughed and the unemployed.

"When the threat of the pandemic eventually eases, it will be even clearer that the future of learning is increasingly digital. Through the crisis, we are continuing to invest in the platform, products and services that will make the next generation of digital learning a reality."

Financial summary
Underlying growth
Sales
Global Online Learning	6%
Global Assessment	(3)%
North American Courseware	(10)%
International	(10)%
Total	(5)%

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes.

Q1 Trading

Global Assessment
In Pearson VUE, underlying revenue declined modestly as a result of the COVID-19 outbreak leading to the closure of test centres. We estimate that the financial impact of these closures is on average £20m to £30m to operating profit for each month the centres remain closed.

We continue to evaluate local regulations, opening sites with limited capacity to enable social distancing, to address essential testing services for health care workers. We expect to open test centres in a phased approach and as tests run throughout the year this provides time for pent up demand to be partially realised in the second half of the year. In addition, we are working with clients who are able to take advantage of our VUE Online Proctoring offering.

In Student Assessment, revenue was slightly favourable as a result of early Spring testing. However, a number of states and boards have decided to postpone or waive testing for the academic year and test cancellations to date will impact our 2020 operating profit by around £20m after mitigating actions. We continue to believe there could be further state test cancellations which could modestly impact on operating profit further.

In Clinical Assessment revenue declined modestly as a result of school closures. To partially mitigate this, we have launched a website which enables the remote use of some of our products.

Global Online Learning
In Connections Academy, our Virtual Schools business, revenue grew strongly due to growth in enrolments and new school openings. We have seen a surge in applications in March compared to 2019 as many explore full time digital learning for the first time. Pearson is well placed to benefit from the increased interest in and appetite for online learning. We are seeing many administrators and educators reach out to discuss large scale solutions for virtual schooling as well as potential interest from new states which have not previously considered virtual schooling as a choice for students.

In Online Program Management, revenue grew slightly. As detailed in our full year results, we have deliberately slowed the rate of growth in this business in order to transition to a new operating model. With growing demand from universities to support online learning and unemployment rising rapidly, we are planning to launch a range of initiatives that provide learners with high quality, flexible and affordable options to acquire new skills and knowledge that will enhance their employability.

International
In International, revenue declined 10% as a result of school and test centre closures having an impact on courseware sales and the Pearson Test of English.

In the UK the decline in courseware was mainly due to a strong comparative as a result of phasing in 2019. With regard to the UK government's decision to cancel exams due to be sat in May and June, we continue to work closely with the Department for Education, Ofqual and the other awarding bodies to award qualifications and expect any impact on profits to be modest.

We expect to see impact from site closures in our Higher Education institution in South Africa, our franchise and sistema businesses in Brazil and the Pearson Test of English across the region. The impact to courseware is uncertain, especially given that the period for which educational institutions may be closed is unclear, and our sales periods are seasonal.

Pearson has continued to make an array of digital learning tools, services and resources available to students, educators and parents. In the UK, hundreds of thousands of teachers, schools, colleges, parents and learners have accessed our free online resources. In Italy and China combined, we have had over 1.2 million teachers and students access our online platforms, with thousands of interactive lessons.

North American Courseware
North American Courseware declined 10% due to the expected continuation of trends seen in US Higher Education in 2019, including further expected declines in print revenue, and a small impact from the closure of campus based book stores which we expect to continue in the second quarter due to the ongoing pandemic. Product returns are trending lower, in line with our expectations. We also saw a weaker performance in courseware in Canada as a result of school closures.

Q1 is a small quarter and this year has seen less of a benefit from print sales in Q4 shifting to digital sales in Q1 given the extensive decline of print in 2019.

To support colleges and institutions to transition to virtual teaching we have made Pearson eText and digital learning tools available for free and are providing a wide range of related services and support.

Mitigating actions
We have identified actions to reduce discretionary spend to partially mitigate the potential impact of COVID-19, while ensuring that Pearson is still well placed to benefit as the macroeconomic landscape recovers.

The accrual of our 2020 Annual Incentive Plan moves in line with the performance of the business.

Audit tender
In our 2019 Annual Report, we stated that the audit committee had agreed to proceed with an audit tender during 2020, with a view to changing audit firm for the financial year ending 31st December 2021. Owing to the current environment and noting guidance from the Financial Reporting Council (FRC), the audit committee has decided it prudent to postpone the audit tender until further notice.

Analyst call
We will hold a conference call for analysts at 8.45am today Friday, 24th April to discuss our first quarter results. A replay will be available soon after on our website www.pearson.com. Our AGM will be held today at 12 noon attended only by the minimum necessary quorum of shareholders.

Contacts
Investor Relations	Jo Russell Anjali Kotak	+44 (0) 7785 451 266 +44 (0) 7802 890 724
Media	Tom Steiner Gemma Terry	+44 (0) 7787 415 891 +44 (0) 7841 363 216
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Conference call dial in details URL for international dial in numbers
Analyst and investor conference call details:
United Kingdom Toll-Free: 08003589473
United Kingdom Toll: +44 3333000804
PIN: 18750365#
http://events.arkadin.com/ev/docs/NE_W2_TF_Events_International_Access_List.pdf

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 April 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary